

November 19, 2013

<u>Via E-Mail</u>
Mr. Hailong Liu
Chief Executive Officer
China Electronics Holdings, Inc.
Building 3, Benhe District
Longhe East Road
Lu'an City, Anhui Province
PRC 237000

> **Re:** **China Electronics Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 29, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed November 15, 2013**
> **File No. 333-152535**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K/A, Filed November 15, 2013

1. We note your response to comment 4 in our letter dated October 31, 2013.   You state that you have revised your disclosure to clarify that neither you nor anyone on your behalf has consulted with UltraCPA about any issues prior to your engagement of them. However, your disclosure continues to state that "Except as set forth in the immediately preceding sentence …", neither you nor anyone on your behalf consulted with UltraCPA. As indicated in our prior comment on this matter, this language implies that you consulted with UltraCPA prior to their engagement by you. If you did not consult with UltraCPA prior to their engagement by you, please revise your disclosure to eliminate the

phrase "Except as set forth in the immediately preceding sentence". Alternatively, if you did consult with UltraCPA prior to engaging them, please disclose the exact nature of the issues that were the subject of such consultations and if applicable, provide all of the disclosures required by Item 304(a)(2)(ii)(A) through (D) of Regulation S-K.

2. If your amended Item 4.01 Form 8-K includes the disclosures required by both Item 304(a)(1) and Item 304(a)(2) of Regulation S-K, please file an updated Exhibit 16 letter with your amended Form 8-K. Alternatively, if your amended Item 4.01 Form 8-K solely includes the disclosures required by Item 304(a)(2) of Regulation S-K, we will not object if you do not provide an updated Exhibit 16 letter.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Yue Cao, Esq.
    Eaton & Van Winkle LLP